A P P E N D I X    D

V A R I O G R A P H Y

D - 1    A S S A Y    V A R I O G R A M S

Zone 99 0.4 gram downhole Ind Correlogram

Zone 99 Downhole Correlograms - Assays

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.840
C1 ==> 0.160

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 0
Range along the Z’ axis ==> 7.0	Azimuth ==> 90 Dip ==> 90
Range along the Y’axis ==> 7.0	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 7.0	Azimuth ==> 90 Dip ==> 0

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 99 Downhole Correlograms - Assays

Structure Number 1

Rose Diagram of Ranges Dipping 0 Degrees

Scale:

7 Units

Horizontal Slices Through the Ellipsoids

Reference Cube

N
A
B
C

X-Y Planes Looking Down

A
west
top
bottom
east
11 units
B
west
top
bottom
east
C
west
top
bottom
east

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Reference Cube

A
B
C
N

X-Z Planes Looking North

C
top
west
east
bottom
B
top
west
east
bottom
A
top
west
east
bottom
11 units

Long Section Views Through the Ellipsoids

Reference Cube

N
A
B
C

Y-Z Planes Looking West

A
B
C
top
north
south
bottom
11 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Zone 99 Downhole Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.840
C1 ==> 0.160

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 75
Range along the Z’ axis ==> 14.2	Azimuth ==> 270 Dip ==> 15
Range along the Y’ axis ==> 43.8	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 7.3	Azimuth ==> 90 Dip ==> 75

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 99 Directional Correlograms - Assays

Structure Number 1

Zone 99 Directional Correlograms - Assays

Structure Number 1

Zone 99 Directional Correlograms - Assays

Structure Number 1

Horizontal Slices Through the Ellipsoids

Reference Cube

N
A
B
C

X-Y Planes Looking Down

west
top
A
bottom
east
95 units
west
top
B
bottom
east
west
top
C
bottom
east

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Reference Cube

A
B
C
N

X-Z Planes Looking North

A
B
C
top
west
east
bottom
95 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Reference Cube

N
A
B
C

Y-Z Planes Looking West

A
top
north
south
bottom
B
top
north
south
bottom
C
top
north
south
bottom
95 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Zone 99 Directional Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Zone 10 Downhole Correlograms - Assays

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.450
C1 ==> 0.550

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 0
Range along the Z’ axis ==> 6.5	Azimuth ==> 90 Dip ==> 90
Range along the Y’ axis ==> 6.5	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 6.5	Azimuth ==> 90 Dip ==> 0

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 10 Downhole Correlograms - Assays

Structure Number 1

Rose Diagram of Ranges Dipping 0 Degrees

Scale:

6 Units

Horizontal Slices Through the Ellipsoids

Reference Cube

N
A
B
C

X-Y Planes Looking Down

A
west
top
bottom
east
12 units
B
west
top
bottom
east
C
west
top
bottom
east

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Reference Cube

A
B
C
N

X-Z Planes Looking North

C
top
west
east
bottom
B
top
west
east
bottom
A
top
west
east
bottom
12 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Reference Cube

N
A
B
C

Y-Z Planes Looking West

A
top
north
south
bottom
B
top
north
south
bottom
C
top
north
south
bottom
12 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Zone 10 Downhole Correlograms - Assays

Zone 10 Directional Correlograms - Assays

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.450
C1 ==> 0.550

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 75
Range along the Z’ axis ==> 5.1	Azimuth ==> 270 Dip ==> 15
Range along the Y’ axis ==> 32.7	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 15.4	Azimuth ==> 90 Dip ==> 75

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 10 Directional Correlograms - Assays

Structure Number 1

Zone 10 Directional Correlograms - Assays

Structure Number 1

Zone 10 Directional Correlograms - Assays

Structure Number 1

Horizontal Slices Through the Ellipsoids

Reference Cube

N
A
B
C

X-Y Planes Looking Down

west
top
A
bottom
east
127 units
west
top
B
bottom
east
west
top
C
bottom
east

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Reference Cube

A
B
C
N

X-Z Planes Looking North

C
top
west
east
bottom
B
top
west
east
bottom
A
top
west
east
bottom
127 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Reference Cube

N
A
B
C

Y-Z Planes Looking West

A
top
north
south
bottom
B
top
north
south
bottom
C
top
north
south
bottom
127 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Zone 10 Directional Correlograms - Assays

Zone 10 Directional Correlograms - Assays

Zone 10 Directional Correlograms - Assays

Zone 10 Directional Correlograms - Assays

Zone 10 Directional Correlograms - Assays

Zone 10 Directional Correlograms - Assays

Zone 10 Directional Correlograms - Assays

Zone 10 Directional Correlograms - Assays

Zone 10 Directional Correlograms - Assays

Zone 10 Directional Correlograms - Assays

Zone 10 Directional Correlograms - Assays

Zone 10 Directional Correlograms - Assays

Zone 10 Directional Correlograms - Assays

Zone 3 Downhole Correlogram - Assays

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.640
C1 ==> 0.360

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 0
Range along the Z’ axis ==> 15.0	Azimuth ==> 90 Dip ==> 90
Range along the Y’ axis ==> 15.0	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 15.0	Azimuth ==> 90 Dip ==> 0

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 3 Downhole Correlogram - Assays

Structure Number 1

Rose Diagram of Ranges Dipping 0 Degrees

Scale:

20 Units

Horizontal Slices Through the Ellipsoids

Reference Cube

A
B
C
N

X-Y Planes Looking Down

west
top
A
bottom
east
23 units
west
top
B
bottom
east
west
top
C
bottom
east

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Reference Cube

A
B
C
N

X-Z Planes Looking North

A
B
C
top
west
east
bottom
23 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Reference Cube

N
A
B
C

Y-Z Planes Looking West

A
top
north
south
bottom
B
top
north
south
bottom
C
top
north
south
bottom
23 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Zone 3 Downhole Correlogram - Assays

Zone 3 Directional Correlograms - Assays

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.640
C1 ==> 0.360

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 75
Range along the Z’ axi s==> 37.0	Azimuth ==> 270 Dip ==> 15
Range along the Y’ axis ==> 112.6	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 19.8	Azimuth ==> 90 Dip ==> 75

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 3 Directional Correlograms - Assays

Structure Number 1

Zone 3 Directional Correlograms - Assays

Structure Number 1

Zone 3 Directional Correlograms - Assays

Structure Number 1

Horizontal Slices Through the Ellipsoids

Reference Cube

A
B
C
N

X-Y Planes Looking Down

A
west
top
bottom
east
169 units
B
west
top
bottom
east
C
west
top
bottom
east

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Reference Cube

A
B
C
N

X-Z Planes Looking North

A
B
C
top
west
east
bottom
169 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Reference Cube

N
A
B
C

Y-Z Planes Looking West

A
top
north
south
bottom
B
top
north
south
bottom
C
top
north
south
bottom
169 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Zone 3 Directional Correlograms - Assays

Zone 3 Directional Correlograms - Assays

Zone 3 Directional Correlograms - Assays

Zone 3 Directional Correlograms - Assays

Zone 3 Directional Correlograms - Assays

Zone 3 Directional Correlograms - Assays

Zone 3 Directional Correlograms - Assays

Zone 3 Directional Correlograms - Assays

Zone 3 Directional Correlograms - Assays

Zone 3 Directional Correlograms - Assays

Zone 3 Directional Correlograms - Assays

Zone 3 Directional Correlograms - Assays

Zone 2 Downhole Correlogram - Assays

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.730
C1 ==> 0.270

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 0
Range along the Z’ axis ==> 14.0	Azimuth ==> 90 Dip ==> 90
Range along the Y’ axis ==> 14.0	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 14.0	Azimuth ==> 90 Dip ==> 0

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 2 Downhole Correlogram - Assays

Structure Number 1

Rose Diagram of Ranges Dipping 0 Degrees

Scale:

10 Units

Horizontal Slices Through the Ellipsoids

Reference Cube

N
A
B
C

X-Y Planes Looking Down

A
west
top
bottom
east
161 units
B
west
top
bottom
east
C
west
top
bottom
east

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Reference Cube

A
B
C
N

X-Z Planes Looking North

A
B
C
top
west
east
bottom
161 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Reference Cube

N
A
B
C

Y-Z Planes Looking West

A
top
north
south
bottom
B
top
north
south
bottom
C
top
north
south
bottom
161 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Zone 2 Downhole Correlogram - Assays

Zone 2 Directional Correlograms - Assays

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.730
C1 ==> 0.270

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 75
Range along the Z’ axis ==> 13.4	Azimuth ==> 270 Dip ==> 15
Range along the Y’ axis ==> 31.0	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 24.0	Azimuth ==> 90 Dip ==> 75

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 2 Directional Correlograms - Assays

Structure Number 1

Zone 2 Directional Correlograms - Assays

Structure Number 1

Zone 2 Directional Correlograms - Assays

Structure Number 1

Horizontal Slices Through the Ellipsoids

Reference Cube

A
B
C
N

X-Y Planes Looking Down

west
top
A
bottom
east
46 units
west
top
B
bottom
east
west
top
C
bottom
east

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Reference Cube

A
B
C
N

X-Z Planes Looking North

A
B
C
top
west
east
bottom
46 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Reference Cube

N
A
B
C

Y-Z Planes Looking West

A
top
north
south
bottom
B
top
north
south
bottom
C
top
north
south
bottom
46 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Zone 2 Directional Correlograms - Assays

Zone 2 Directional Correlograms - Assays

Zone 2 Directional Correlograms - Assays

Zone 2 Directional Correlograms - Assays

Zone 2 Directional Correlograms - Assays

Zone 2 Directional Correlograms - Assays

Zone 2 Directional Correlograms - Assays

Zone 2 Directional Correlograms - Assays

Zone 2 Directional Correlograms - Assays

Zone 2 Directional Correlograms - Assays

Zone 2 Directional Correlograms - Assays

Zone 1 Downhole Correlogram - Assays

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.730
C1 ==> 0.270

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 0
Range along the Z’ axis ==> 12.0	Azimuth ==> 90 Dip ==> 90
Range along the Y’ axis ==> 12.0	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 12.0	Azimuth ==> 90 Dip ==> 0

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 1 Downhole Correlogram - Assays

Structure Number 1

Rose Diagram of Ranges Dipping 0 Degrees
Scale:

10 Units

Horizontal Slices Through the Ellipsoids

Reference Cube

A
B
C
N

X-Y Planes Looking Down

west
top
A
bottom
east
287 units
west
top
B
bottom
east
west
top
C
bottom
east

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Reference Cube

A
B
C
N

X-Z Planes Looking North

C
top
west
east
bottom
B
top
west
east
bottom
A
top
west
east
bottom
287 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Reference Cube

N
A
B
C

Y-Z Planes Looking West

A
top
north
south
bottom
B
top
north
south
bottom
C
top
north
south
bottom
287 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Zone 1 Downhole Correlogram - Assays

Zone 1 Directional Correlograms - Assays

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.730
C1 ==> 0.270

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 75
Range along the Z’ axis ==> 9.3	Azimuth ==> 270 Dip ==> 15
Range along the Y’ axis ==> 22.1	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 13.2	Azimuth ==> 90 Dip ==> 75

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 1 Directional Correlograms - Assays

Structure Number 1

Zone 1 Directional Correlograms - Assays

Structure Number 1

Zone 1 Directional Correlograms - Assays

Structure Number 1

Horizontal Slices Through the Ellipsoids

Reference Cube

N
A
B
C

X-Y Planes Looking Down

A
west
top
bottom
east
33 units
B
west
top
bottom
east
C
west
top
bottom
east

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Reference Cube

A
B
C
N

X-Z Planes Looking North

C
B
A
top
west
east
bottom
33 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Reference Cube

N
A
B
C

Y-Z Planes Looking West

A
top
north
south
bottom
B
top
north
south
bottom
C
top
north
south
bottom
33 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Zone 1 Directional Correlograms - Assays

Zone 1 Directional Correlograms - Assays

Zone 1 Directional Correlograms - Assays

Zone 1 Directional Correlograms - Assays

Zone 1 Directional Correlograms - Assays

Zone 1 Directional Correlograms - Assays

Zone 1 Directional Correlograms - Assays

Zone 1 Directional Correlograms - Assays

Zone 1 Directional Correlograms - Assays

Zone 1 Directional Correlograms - Assays

Zone 1 Directional Correlograms - Assays

Zone 1 Directional Correlograms - Assays

Zone 1 Directional Correlograms - Assays

Zone 1 Downhole Correlogram - Assays

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.730
C1 ==> 0.270

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 0
Range along the Z’ axis ==> 12.0	Azimuth ==> 90 Dip ==> 90
Range along the Y’ axis ==> 12.0	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 12.0	Azimuth ==> 90 Dip ==> 0

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 1 Downhole Correlogram - Assays

Structure Number 1

Rose Diagram of Ranges Dipping 0 Degrees

Scale:

10 Units

Horizontal Slices Through the Ellipsoids

Reference Cube

N
A
B
C

X-Y Planes Looking Down

west
top
A
bottom
east
287 units
west
top
B
bottom
east
west
top
C
bottom
east

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Reference Cube

A
B
C
N

X-Z Planes Looking North

A
B
C
top
west
east
bottom
287 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Reference Cube

N
A
B
C

Y-Z Planes Looking West

A
B
C
top
north
south
bottom
287 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".